Exhibit (a)(13)

FOR IMMEDIATE RELEASE

ISSUED ON BEHALF OF REED INTERNATIONAL PLC AND ELSEVIER NV

REED ELSEVIER INC EXTENDS HARCOURT TENDER OFFER

NEW YORK (February 28, 2001) Reed Elsevier Inc. ("Reed Elsevier") today announced an extension of the expiration date of its tender offer for all outstanding shares of common stock, par value $1.00 per share and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of Harcourt General, Inc. (NYSE: H) from 12:00 midnight, New York City time on Wednesday, February 28, 2001 until 12:00 midnight, New York City time on Wednesday, April 4, 2001.

The offer is being extended to accommodate the regulatory review processes and the offer may be further extended in due course.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on February 27, 2001, approximately 23,313,352 shares of common stock of Harcourt General, Inc. and approximately 525,346 shares of series A cumulative convertible stock had been validly tendered and not withdrawn pursuant to the offer.

For further information, please contact MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.